Exhibit 4.19

MASTER SERVICES AGREEMENT

BY AND BETWEEN

WIPRO

SOLUTIONS

CANADA

LIMITED

AND

SMART TECHNOLOGIES ULC

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MASTER SERVICES AGREEMENT

This Master Services Agreement (“Agreement”) is made effective this 31st day of March, 2015 (“Effective Date” ) by and between Wipro Solutions Canada Limited, a company incorporated under the laws of Canada, having a place of business at #100 Milner Building, 10040-104 Street, Edmonton, Alberta, T5J 0Z2 (hereinafter referred to as “Wipro”), and SMART Technologies ULC, a company incorporated under the laws of Alberta and having its principal office at 3636 Research Road NW, Calgary, AB, T2L 1Y1 (hereinafter referred to as “Company” or “SMART” ). Each of Wipro and Company may be referred to as a “Party” or collectively as “the Parties.”

Both Parties understand and agree this is not an exclusive relationship. Company may retain additional suppliers to perform different and/or similar Services or Deliverables as those provided under this Agreement.

In consideration of the mutual covenants and agreements contained herein, Wipro and Company agree as follows:

1.	SERVICES AND PROJECT MANAGEMENT

1.1	Statement of Work. Wipro agrees to provide certain information technology, software development and/or outsourcing services (the “Services”) to Company that are mutually agreed from time to time between the Parties under one or more statements of work. The specific Services will be set forth in one or more Statements of Work that the Parties may execute pursuant to this Agreement (“Statement of Work” or “SOW”). Each SOW shall be incorporated into and become part of this Agreement and be governed by the provisions of this Agreement. In the event of a conflict between the terms and conditions of this Agreement and a SOW, the provisions of the Agreement shall prevail unless the Parties have obtained the express written consent of authorized signatories of each Party to deviate from the terms and conditions of the Agreement for a particular SOW. With respect to Wipro, an authorized signatory must hold the title of Corporate Vice President or higher. The Parties shall not be required to commence work under this Agreement unless a Statement of Work is duly executed. To the extent applicable, “Deliverables” shall mean those items described and itemized in the SOW as work products or ongoing services to be developed and delivered by Wipro pursuant to such SOW.

1.2	Project Management. Wipro will designate at least one (1) individual in the Statement of Work to act as a primary point of contact between the Parties with respect to the Services and Company will designate individual(s) if it will share in the management of the project (“Project Managers”). For clarity, some SOWs will be solely managed by Wipro and in these scenarios no Project Manager will be assigned by Company. In such scenarios Wipro’s Project Manager shall report to Company’s senior management (director level or above). Project Managers will be responsible for technical and project-level decisions within the scope of this Agreement (including, for example, staffing decisions, Change Orders, and Acceptance of Deliverables) that are binding on their respective entities. Amendments to this Master Services Agreement, however, must be made in accordance with the clause hereto governing contract amendments.

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1.3	Project-Level Communication. Wipro and Company will communicate about the Services in a manner that ensures the timely and accurate exchange of technical, managerial and project-related information between them. Such communications may include periodic teleconferences, written status reports and such other communications as the Parties deem appropriate for the particular Services and as may be set forth in a SOW.

1.4	Changes to Services. Either Party may request a change order (“Change Order”) in the event of actual or anticipated change(s) to the agreed scope of Services, Deliverables, project schedule, fee, or any other aspect of the Statement of Work. Wipro will prepare a Change Order reflecting the proposed changes, including but not limited to the impact on the Deliverables, project schedule, and fee. Absent a Change Order signed by the Parties, Wipro shall not be bound to perform any additional or out-of-scope services beyond what is stated in the SOW. The Parties agree to negotiate all Change Order requests expeditiously and in good faith. The Parties further agree that: (a) Wipro may at its discretion undertake and accomplish tasks of a de minimis nature necessary to perform its obligations under any SOW at no additional cost to Company and without requiring the execution of a Change Order.

1.5	Acceptance. Following submission or re-submission of any Deliverable(s) by Wipro, testing and review will be performed by Company in accordance with previously agreed testing standards and procedures, with such testing to be completed within a time agreed by the Parties in the SOW, or in the absence of a prescribed period within twenty (20) Business Days (“Business Day” means any day other than a Saturday, a Sunday or any holiday in the Province of Alberta or any planned Company operational shut-down periods) from the date of submission or re-submission as the case may be. The standard of review of the Deliverable(s) shall be a working Deliverable that is in material conformance with the agreed specifications. By the expiration of such review period, Company will submit a written statement (a “Deliverable Review Statement”) to the Wipro Project Manager indicating acceptance of the Deliverable(s) (“Acceptance”) or specifying in detail how the submitted Deliverable(s) fails to materially conform to the agreed specification, in which case Wipro shall be afforded a commercially reasonable period of time not less than twenty (20) Business Days to correct any nonconformities at no cost to Company, whereupon the review cycle will recommence. Deliverables will be deemed to be fully and finally accepted by Company in the event Company has not submitted a Deliverable Review Statement to Wipro before the expiration of the applicable review period, or when Company uses the Deliverable in its commercially released product, whichever occurs first (“Deemed Acceptance”). For clarity, Acceptance does not affect warranty provisions, indemnities or other causes of actions Company may have against Wipro under this Agreement. Unless specifically agreed in a SOW, Wipro’s invoicing will be tied to Company’s Acceptance or Deemed Acceptance of Deliverables: Company is not required to pay disputed amounts until the dispute is resolved and such disputed amounts shall not accrue interest or penalties.

1.6

Company Inputs and Responsibilities. Company will supply in a timely manner mutually agreed upon necessary information, materials and actions necessary to the project including as applicable data, designs, programs, specifications, management decisions, approvals, acceptance criteria, and other information and material for Wipro’s use in

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carrying out the Services (“Inputs”). The cost, if any, of furnishing such Inputs will be mutually agreed upon by the Parties in the SOW. Further Company responsibilities may be set out in a Statement of Work or project planning document agreed between the Parties. Company or a third party may further provide equipment and software (“Project Tools”) to Wipro in order for Wipro to provide the Services. The cost of providing, maintaining and disposing of the Project Tools shall be agreed upon by the Parties in the applicable SOW. Wipro’s failure to perform its contractual responsibilities, to perform the Services, or to meet agreed service levels shall be excused if and to the extent Wipro’s non-performance is caused by Company’s significant omission to act, materially delay, wrongful action, failure to provide Inputs, or failure to perform its obligations under this Agreement and such failure on Company’s part was brought to the attention of Company’s Project Manager (if Company has assigned one) or Company’s senior management (director level or above) via an in-person or telephone conversation with confirmation by way of e-mail, and Company had a reasonable opportunity to rectify the failure but did not do so.

1.7	Records. Wipro will maintain complete and accurate records relating to the Services and/or Deliverables performed hereunder for a period of seven (7) years or such other time period as required under applicable law. Company or its appointed auditors will have the right to inspect and audit Wipro’s records at Wipro’s place of business during normal business hours at a mutually acceptable time during each respective SOW and for a period of one year thereafter. Company agrees to give Wipro at least 30 days prior written notice of its intent to inspect Wipro’s records. Company may not exercise this inspection right more than once each calendar year. The foregoing (including the one visit per year) does not apply if Company must produce such records to respond to a tax, Governmental, or law enforcement request, in which case Wipro shall promptly provide Company a copy of all reasonably requested documents as they pertain to the Services or Deliverables.

1.8	Objectives. The Parties understand that the following are the strategic objectives for the Company and Wipro shall assist the Company in good faith to achieve the same as per agreed plan in the SOW, depending upon the scope for each SOW:

a.	Strategic operations ability and process

b.	Cost reduction program

c.	Research and innovation

d.	Stabilize business process and system foundations

e.	High performance culture

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1.9	Formalized Annual Checkpoint Meeting. The Parties agree to meet no less than once a year to discuss and agree upon the following :

a.	Review Company business and operational objectives

b.	Review service level agreement performance

c.	Subject to Section 3.1, make adjustments to Fees and Fee structures based on Company’s requirements to ensure scalable operations

d.	Define key priorities for the upcoming period

e.	Disaster recovery plan(s) and business continuity plan(s)

2.	PERSONNEL

2.1	Team Composition. For Services performed on a fixed-price basis or in which Wipro is bound to create Deliverables in accordance with a fixed schedule, and based on the requirements of the particular Services, Wipro shall determine, after consultation with Company, the size, composition and distribution of the resource team, which may change from time to time based upon the scope and complexity of the Services. For Services performed on a time and materials basis in which Wipro is not contracted to create Deliverables in accordance with a fixed schedule, Company shall have the discretion to screen and select individuals for key project positions. “Key Personnel” means those personnel positions which are critical to the provision of Services and are identified by the Parties as “Key” in the applicable SOW.

2.2	Removal.

a)	Except in the event of death, disability, termination for cause or resignation, which requires no notification period, Wipro may remove Key Personnel from a Service and/or Deliverable only after six (6) months from the effective date of the applicable SOW or the term of the applicable SOW, whichever is earlier. Wipro shall provide written notification to Company two (2) months in advance of such removal during which time Wipro shall ensure continuity of resources.

b)	Before assigning an individual to a Key Personnel position, whether as an initial assignment or as a replacement, Wipro shall (i) notify SMART of the proposed assignment within a reasonable time frame, but not less than 30 days prior to a planned assignment (except for those Key Personnel proposed for the beginning of each SOW), (ii) introduce the individual to appropriate representatives of SMART and provide a reasonable opportunity for SMART to meet with the individual, and (iii) obtain SMART’s approval for such assignment. Wipro shall provide SMART with a plan describing the steps and education that shall be performed regarding the turnover of responsibility to the proposed individual.

c)

If SMART, in good faith, objects to the proposed assignment of an individual in a Key Personnel position, the Parties will attempt to resolve SMART’s concerns on a mutually agreeable basis. If the Parties are not able to resolve

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SMART’s concerns within 15 business days, Wipro shall not assign the individual, and shall propose to SMART the assignment of another individual of suitable ability and qualifications.

d)	Company may require Wipro to remove its personnel from providing Service and/or Deliverables to Company in staff augmentation time and material projects if, after due consultation with Wipro, Company reasonably and in good faith determines that the individual is not suitable to perform the Services. Any such removal shall be effective after two weeks written notice. Wipro shall assign a replacement resource to the Services as soon as practicable. Company will not have this right of requesting replacement of a resource in fixed-price or fixed-schedule engagements unless Company and Wipro agree to a Change Order.

e)	Except in the event of death, disability, termination for cause or resignation, which requires no notification period, Wipro may remove non-Key Personnel from a Service and/or Deliverable but shall provide written notification to Company two (2) weeks in advance of such removal during which time Wipro shall ensure it properly trains and on boards any new personnel.

2.3	Mutual Non-Solicitation. Except as otherwise expressly agreed to by a Party in writing, during the term of this Agreement and for a period of one (1) year following its termination or expiration, the Parties agree not to directly or indirectly or through third parties solicit or hire any of the other Party’s (including its Affiliates’) current or previous Key Personnel, or senior employees, or senior consultants, or anyone from Wipro who worked on-site at Company under this Agreement unless a period of twelve months has elapsed from the last date that the employee or consultant worked on a SOW under this Agreement.

2.4	Wipro represents and warrants that to give effect to the intellectual property provisions of this Agreement, it has obtained or will obtain an assignment of intellectual property rights from all of its employees and contractors (including subcontractors) that shall be working with Company under this Agreement.

2.5	Wipro shall assign Wipro Personnel to perform the Services who are properly educated, trained and qualified for the Services they are to perform.

2.6	Wipro shall cause all personnel who perform Services at Company’s premises to comply with all rules and policies of Company, which are applicable on the premises of Company. Company shall provide Wipro with advance written notice of such rules and policies prior to working at Company’s premises and upon any amendment to the same during the term of SOW.

2.7	All personnel of Wipro who are based on-site at Company’s premises shall perform Services solely for the benefit of Company, and shall not provide Services to other entities from Company’s premises. For clarity, Wipro’s personnel are not restricted from providing its services to other customers while not located on Company’s premises.

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2.8	In the event that Wipro is required to provide the Services on-site, Company shall, at no cost to Wipro, provide Wipro and its personnel all facilities that may be reasonably required by Wipro (as determined by both Parties) for Wipro to provide the Services, including but not limited to computing resources, clerical support and reprographic facilities. The use of the Company facilities by Wipro shall not constitute a leasehold or other property interest in favor of Wipro or any exclusive right to occupy or use the said facilities transfer any title in the facilities to Wipro.

2.9	Wipro shall provide the Services through its or its Affiliates’ personnel. Wipro may not use any other personnel or subcontractors, or otherwise delegate the performance of any of its obligations under this Agreement without Company’s prior written consent, which consent may be withheld for any reason. Notwithstanding Company’s consent, the use of third parties shall not relieve Wipro of its obligations and liabilities with respect to Services provided by such third parties or under this Agreement and such third parties shall comply with the terms and conditions of this Agreement as applicable. Wipro’s personnel shall at all times be the employee or contractor of Wipro and not the employee or contractor of Company.

2.10	Wipro shall ensure its personnel provide the Services in the same manner, to the same extent and with the same diligence and competence normally provided by a professional in his or her field.

2.11	Wipro is responsible for performing the Services as an independent contractor, including the provision of supervision, responsibility for hiring, dismissal, discipline, direction and control of such employees, their work visas and travel arrangements, their payment of salary, the withholding and remittance of taxes, pension plan contributions, unemployment insurance, health care, holiday pay, benefits, workers’ compensation, and any other premiums and amounts generally payable by an employer in respect of its employees. Wipro shall not bill for time spent in traveling for projects (including travel delays).

2.12	In performing the Services, Wipro, through its personnel shall:

a)	Carry out Wipro’s duties and obligations and the personnel will devote such time and attention to the performance of the Services as may reasonably be required to fulfill the duties and obligations hereunder;

b)	Maintain such communication with Company’s designated representative(s) as is reasonably necessary to provide the Services in accordance with the terms of the relevant SOW;

c)	Except as set out herein, Company shall not control, supervise, direct or schedule the activities of the Wipro’s personnel;

d)	Subject to the provisions set out herein, the manner and times at which such Services shall be provided shall be at the discretion of the Wipro;

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e)	Company acknowledges that Wipro shall not be required to provide services exclusively to Company, but rather shall be entitled to provide consulting services outside and independent of Company and may conduct whatever business or practice it chooses independent of Company and for which it is not in any way responsible to Company; provided however, that Wipro shall devote sufficient time and attention to the provision of Services to Company to ensure the fulfillment of its obligations to Company; and

f)	Wipro and its personnel are independent contractors to Company and nothing shall by virtue of this Agreement in any way or for any purpose be or be deemed to become an employer, employee, partner, agent, or fiduciary relationship. Wipro and its personnel hereby agree never to assert, contend, or otherwise take the position before any court, administrative agency, or governmental entity that Wipro or its personnel is an employee or agent of Company as a result of entering into this Agreement.

2.13	Company Data. All of Company’s information (including, without limitation, Company data, records and reports) whether in existence at the commencement date of the Agreement or created thereafter during the term of the Agreement, shall be treated by Wipro and its subcontractors as the exclusive property of Company and the furnishing of such Company information or access to such items by Wipro or its subcontractors shall not grant any express or implied interest or license to such information. Given that Company’s information belongs to Company but may be stored by Wipro, the Company may at any time request access to, or a copy of, all such Company data, records and reports that Wipro or its subcontracts have in their possession.

2.14	Insurance. Wipro shall, at its sole cost and expense and without limiting any of its obligations and liabilities under this Agreement, take out and keep in full force and effect throughout the Agreement term, insurance coverage with reputable insurance companies, in amounts a reasonably prudent person would maintain in similar circumstances, and at a minimum including the following:

a.	General Errors & Omissions/Professional Liability insurance.

b.	Workers’ compensation insurance covering all employees, (including contract employees, if any) as required in the jurisdiction in which the obligations under this Agreement arise, or are being performed and wherever Wipro’s contracts of employment are made or expressed to be made. Such policy shall include employer’s liability insurance in a minimum amount of two million (CAD $2,000,000) Canadian dollars and annual aggregate covering any and all employees not covered by workers’ compensation.

c.

Commercial general liability with a combined single limit of not less than five million (CAD $5,000,000) Canadian dollars per occurrence for bodily injury (including death) and property damage. If the policy contains a general aggregate limit, then such aggregate limit shall not be less than ten million (CAD $10,000,000) Canadian dollars. Such policy shall include extensions or

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endorsements covering contractual liability, product liability and completed operations, and shall not exclude “action over” liabilities. Wipro may satisfy the insurance limits mentioned herein for Commercial general liability coverage by utilizing its parent company’s umbrella insurance policy.

d.	Property insurance on an “all risks” basis covering all property, including during transit. Such property shall be insured on a replacement cost basis.

e.	Company shall be included as additional insured under the Commercial General Liability insurance policies.

f.	Wipro shall provide thirty (30) days prior written notice of cancellation to Company, and shall provide thirty (30) days prior written notice to Company in the event of the following:

i.	reduction in limits below the minimum limits stated herein; or

ii.	increase in deductibles noted herein.

g.	Upon execution of this Master Agreement and any Statement of Work and on an annual basis therefrom or upon request by Company, Wipro shall provide Company with a Certificate of Insurance evidencing the insurance requirements herein. Failure to provide such evidence of insurance, or to maintain insurance as stated herein, shall be deemed a breach of contract obligations, and shall be subject to all remedies for breach as contained in this Agreement or at law. Wipro shall also deliver to Company, promptly upon execution of this Master Agreement and upon execution of any Statement of Work, its certificate number from the appropriate workers’ compensation board or commission, showing that Wipro has registered and is in good standing with such board or commission.

h.	Wipro shall be responsible for the full amount of all deductibles of all insurance policies required under this Section or which responds to any claim arising out of the Wipro’s performance under this Master Agreement or any applicable Statement of Work. Where Wipro fails to comply with the requirements of this Section, Company shall provide written notice to Wipro to rectify such breach, and in the event Wipro does not begin curing such breach within 30 days from the date of receipt such notice, Company may take all necessary steps to effect and maintain the required insurance coverage at Wipro’s sole expense and Company may deduct the cost thereof from any payments that may become due to Wipro, until Wipro rectifies such breach.

3.	FEES, INVOICING & PAYMENT

3.1

Fees. Projects performed on a time and materials basis will be billed in accordance with the rates stated in Appendix 1 (Pricing) or in SOWs. Projects performed on a fixed-price, unit based or performance based basis will be charged as set forth in the applicable SOW and shall contain flex-down options. In addition to the fees for Services, Company will reimburse Wipro for ordinary and necessary out-of-pocket expenses incurred in the

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performance of the Services and that were pre-approved in writing by Company. All fees will be billed by Wipro in Canadian dollars (CAD) and in compliance with mutually agreed billing/purchase order procedures. Wipro will also be entitled to charge Company for travel costs (but not travel time) at a flat rate of $3000 CAD for each travel (all round-trip travel and related expenses inclusive) by Wipro Personnel required to travel from outside Canada to a Company location. Travel will be pre-approved by SMART.

3.2	Invoicing & Payment. Company will pay undisputed amounts on the invoices within thirty (30) days from the date of receipt of invoice (except for those portions of any invoice that the Company disputes in good faith and in writing). Invoices shall be deemed to have been accepted if Company does not furnish a written objection specifying the nature of the dispute within thirty (30) days from the date of receipt of invoice. Except as otherwise provided herein, payment of invoices shall not constitute acceptance by Company of the Services or Deliverables referenced therein and shall be without prejudice to Company’s right to dispute the accuracy of the invoice and to any other claims of Company against Wipro.

3.3	Taxes. The fees chargeable by Wipro are stated exclusive of all taxes, duties and levies imposed by any government body. Company shall be liable and will pay for all applicable tax liabilities such as sales, services, use or value added taxes, but specifically excluding employment related taxes concerning Wipro personnel and corporate taxes based on Wipro’s net income. If Company claims exemption from any taxes resulting from this Agreement, then Company will promptly provide Wipro with the relevant documentation to avail of such exemption including required certificates, if any, from the relevant taxing authorities. Wipro shall provide Company with its GST registration number upon request.

4.	CONFIDENTIALITY

4.1	The Parties agree that with respect to any business information of the disclosing Party which (i) is marked as “confidential,” “proprietary” or some similar indication; (ii) is expressly advised by the disclosing Party to be confidential through some contemporaneous written means; or (iii) which the receiving Party would reasonably construe to be confidential information under the circumstances (collectively referred to as “Confidential Information”):

(a)	to use such Confidential Information only in relation to the Services;

(b)	not to disclose any such Confidential Information or any part thereof to a person outside the Party’s business organization for any purposes unless expressly authorized by the owner of such Confidential Information;

(c)	to limit dissemination of such Confidential Information to persons within the Party’s business organization who are directly involved in the performance of Services under this Agreement and have a need to use such Confidential Information;

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(d)	to safeguard the Confidential Information to the same extent that it safeguards its own confidential materials or data.

4.2	Confidential Information shall not include information that:

(a)	is as of the time of its disclosure part of the public domain;

(b)	is subsequently learned from a third party without a duty of confidentiality;

(c)	at the time of disclosure was already in the lawful possession of the receiving Party;

(d)	was developed by employees or agents of the receiving Party independently of and without reference or access to any information communicated to the receiving Party; or

(e)	is required to be disclosed pursuant to a court order or government authority, whereupon the receiving Party shall, at its earliest opportunity, provide written notice to the disclosing Party prior to such disclosure and where feasible giving the disclosing Party a reasonable opportunity to secure a protective order or take other action as appropriate.

4.3	The terms of this Confidentiality Section shall continue in full force and effect for a period of four (4) years from the termination or expiration of this Agreement, except for Confidential Information that is a trade-secret, which shall have no expiration.

4.4	In the event of termination of this Agreement the receiving Party shall at the disclosing Party’s option immediately return the disclosing Party’s Confidential Information, or destroy any remaining Confidential Information and certify that such destruction has taken place.

5.	PROPRIETARY RIGHTS

5.1	Retained Rights. Each Party owns, and will continue to own all right, title and interest in and to any inventions however embodied, know how, works in any media, software, information, trade secrets, materials, property or proprietary interest that it owned prior to this Agreement, or that it created or acquired independently of its obligations pursuant to this Agreement (collectively, “Retained Rights”). All Retained Rights not expressly transferred or licensed herein are reserved to the respective owner. No joint intellectual property shall be created under this Agreement.

5.2	Ownership of Deliverables. Subject to the terms of this Agreement, and upon payment of the applicable undisputed invoice amounts, Wipro hereby does assign and will assign to Company all the intellectual property rights in Deliverables and results of the Services (if applicable) created hereunder and waives all rights in such Deliverables and such results that cannot be assigned. Any title or license to the Deliverable or such results shall vest with Company.

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5.3	Wipro Materials. To the extent that Wipro material (i.e. not Company or third party material) is used in, enhanced, or developed in the course of providing services hereunder and such Wipro material is not identified as a Deliverable, or is of a general abstract character, Wipro owns (or will own) such material including: methodologies; delivery procedures; manuals; generic software tools, routines, frameworks, and components; generic content, research and background materials; templates; analytical models; project tools; and development tools (collectively, “Wipro Materials”). To the extent any Wipro Materials are necessarily required for the proper functioning of the Deliverables (such that the Deliverables will not function without the Wipro Materials) or are embedded into the Deliverables, Wipro grants to Company a perpetual, nonexclusive, non-transferable, non-removable, fully-paid up, royalty-free, worldwide license to use such Wipro Materials solely in conjunction with its use of such Deliverables. Company acknowledges that the Wipro Materials are Confidential Information of Wipro, regardless of whether so designated. This section shall not prohibit fee-based licensing of certain intellectual property of Wipro as may be mutually agreed in writing by the Parties.

5.4	Residual Knowledge. Wipro may use for any purpose any information which may be retained in the unaided memories of personnel performing the Services such as ideas, concepts, know-how, experience and techniques which do not contain any Company Confidential Information. An employee’s memory is unaided if the employee has not intentionally memorized the information for the purpose of retaining and subsequently using or disclosing it.

5.5	Open Source. In the event Wipro is engaged by the Company to use Open Source Software in the Deliverables, Wipro shall use such Open Source Software as an agent of the Company, and any open source licensing shall be between Company and the open source licensor. The Company shall be solely responsible for compliance of all terms and conditions of the applicable Open Source License, including but not limited to any obligation to submit the Open Source derivatives to the Open Source Community. Wipro shall not retain any rights over the Deliverables created for the Company using Open Source Software. Company agrees that notwithstanding anything contained in this Agreement, Wipro does not provide any warranty or representations on the Deliverables developed using Open Source Software. The term “Open Source Software” as used herein shall mean software that (a) requires a licensor to cause source code to be distributed with the software or made available to any third party when the software is distributed or otherwise provided in any fashion to a third party, or (b) is subject to any version of the General Public License or the Lesser General Public License, or any license which has been certified as an “open source” or “free software” license by the Open Source Initiative.

6.	REPRESENTATIONS, WARRANTIES AND COVENANTS

6.1	The Parties each represent and warrant that they have obtained all necessary corporate approvals to enter into this Agreement and that no consent, approval, or withholding of objection is required from any external authority with respect to the entering into of this Agreement. The Parties further represent and warrant that they are under no obligation or restriction, nor will they assume any such obligation or restriction, that would in any way interfere or conflict with any obligations under this Agreement.

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6.2	The Parties covenant that they will comply with all applicable laws and regulations in their conduct pursuant to this Agreement. The Parties further covenant that a change in laws that materially alters the assumptions upon which Wipro or Company entered this Agreement or a particular SOW shall warrant a Change Order.

6.3	Wipro warrants that it will perform the Services in a professional and workmanlike manner and that its personnel have the requisite skills and experiences to perform the Services.

6.4	Warranty. Wipro warrants that it will correct any deficiencies in any Deliverable(s) or Service(s) provided such deficiency is notified by Company to Wipro in writing within a period of thirty (30) days following Acceptance or Deemed Acceptance (“Warranty Period”) and has specified in detail the nature of the deficiency, and provided further that Wipro shall be afforded a commercially reasonable period of time to correct such deficiency at no cost to Company. If Wipro cannot correct the deficiency it shall not charge, or it shall refund, any fees associated with the applicable deficient Service and/or Deliverable. Wipro shall have no obligation to correct Wipro’s deficiencies to the extent they were caused by:(1) third party software or services that were not provided by Wipro, or instructed not to be used, relating to the Deliverable(s); (2) negligence of Company; (3) improper or unauthorized use of the Deliverable; (4) use of the Deliverable in a manner for which it was not reasonably intended, or as explicitly stated in the SOW, or use of the Deliverable in connection with a technical environment other than as specified in the Statement of Work or agreed by the Parties; (5) unauthorized modifications of the Deliverable; or (6) unforeseeable causes external to the operation of the Deliverable. The warranty provision in this Section 6.4 shall not apply to projects where Wipro had no control or no joint responsibility for project management (i.e. it shall apply if Wipro had sole or joint project management responsibility). Upon expiration of the period stated in this clause, Company shall be solely responsible for the management, maintenance and support of the Deliverable(s) unless such services are separately contracted with Wipro.

6.5	EXCEPT AS OTHERWISE AGREED TO BY THE PARTIES IN THIS AGREEMENT OR IN A SOW, WIPRO EXCLUDES AND DISCLAIMS ALL WARRANTIES, CONDITIONS OR STATEMENTS, WHETHER EXPRESS, IMPLIED OR STATUTORY, INCLUDING, WITHOUT LIMITATION, THE IMPLIED WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, OR THAT DELIVERABLES WILL BE ERROR-FREE.

7.	INDEMNIFICATION

7.1

Each Party (the “Indemnitor” as applicable) shall indemnify, defend, and hold harmless the other Party (the “Indemnitee” as applicable) and its officers and directors, employees, agents, and representatives from and against any damages, costs, attorneys’ fees, penalties, fines, liabilities, or expenses that arise from third Party actions or claims

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against the Indemnitee (collectively, “Losses”), to the extent the Indemnitor has proximately caused:

(a)	death or injury to persons;

(b)	damage to tangible property;

(c)	a violation of applicable laws;

(d)	infringement of a third Party’s intellectual property rights (including Open Source Software) provided however that Wipro shall not have any liability to the Company under this Section to the extent that any infringement or claim thereof is attributable to: (1) the combination, operation or use of a Deliverable or Service with equipment or software supplied by Company where the Deliverable or Service would not itself be infringing; (2) instructions provided by Company; (3) use of a Deliverable or Service in an application or environment for which it was not designed or contemplated under this Agreement or applicable SOW; or (4) unauthorized modifications of a Deliverable or Service where the unmodified version of the Deliverable or Service would not have been infringing. Similarly Company shall not have any liability to Wipro under this Section to the extent that any infringement or claim thereof is attributable to: (1) the combination, operation or use of any hardware, software or other materials provided by Company (“Company Materials”) with equipment or software supplied by Wipro where the Company Materials would not by themselves be infringing; (2) instructions provided by Wipro; (3) use of the Company Materials in an application or environment for which it was not designed or contemplated under this Agreement or applicable SOW; or (4) unauthorized modifications of Company Materials where the unmodified version of the Company Materials would not have been infringing. Wipro will satisfy its obligations hereunder if, after receiving notice of a claim, it obtains for Company the right to continue using such Deliverables or Services as provided without infringement, or additional fee, or Wipro replaces or modifies such Deliverables so that they become non-infringing provided that such replacement or modification does not materially degrade the performance of the Deliverable or Service.

7.2

Promptly after an Indemnitee receives notice of any claim for which it will seek indemnification pursuant to the Agreement, the Indemnitee will notify the Indemnitor of the claim in writing. No failure to so notify the Indemnitor will abrogate or diminish the Indemnitor’s obligations under this Section if the Indemnitor has or receives knowledge of the claim by other means or if the failure to notify does not materially prejudice its ability to defend the claim. Within fifteen (15) days after receiving an Indemnitee’s notice of a claim, but no later than ten (10) days before the date on which any formal response to the claim is due, the Indemnitor will notify the Indemnitee in writing as to whether the Indemnitor acknowledges its indemnification obligation and elects to assume control of the defense and settlement of the claim (a “Notice of Election”). In issuing a Notice of Election, the Indemnitor waives any right of contribution against the Indemnitee unless the Notice of Election expressly states that Indemnitor believes in

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good faith that the Indemnitee may be liable for portions of the claim that are not subject to indemnification by the Indemnitor, in which case the Indemnitee will have the right to participate in the defense and settlement of the claim at its own expense using counsel selected by it.

7.3	If the Indemnitor timely delivers a Notice of Election, it will be entitled to have sole control over the defense and settlement of the claim except as provided in the immediately preceding paragraph. After delivering a timely Notice of Election, the Indemnitor will not be liable to the Indemnitee for any attorneys’ fees subsequently incurred by the Indemnitee in defending or settling the claim. In addition, the Indemnitor will not be required to reimburse the Indemnitee for any amount paid or payable by the Indemnitee in settlement of the claim if the settlement was agreed to without the written consent of the Indemnitor.

7.4	If the Indemnitor does not deliver a timely Notice of Election for a claim, the Indemnitee may defend and/or settle the claim in such manner as commercially reasonable, and the Indemnitor will promptly reimburse the Indemnitee upon demand for all losses suffered or incurred by the Indemnitee with respect to the claim.

8.	LIMITATION OF LIABILITY

8.1	Except for losses arising from (i) breach of confidentiality or privacy provision in Section 4; (ii) indemnity obligations of the Parties in Section 7.1; (iii) fraud or intentional misconduct by a Party all of which shall have no restriction or limits, in no circumstances except for direct damages, will either Party be liable to the other in contract, tort, for breach of warranty, or otherwise, for any special, indirect, consequential, exemplary, or punitive damages, loss of existing revenue, existing business profits, interest or anticipated savings, loss of goodwill or reputation, penalties or third party claims for loss or damage or other compensation arising from any act or omission of such party, or its Affiliates, officers, agents, and employees, even if it has been advised of the possibility of such losses or damages.

8.2	Except for losses arising from (i) breach of confidentiality or privacy provisions in Section 4; (ii) indemnity obligations of the Parties in Section 7.1; or (iii) fraud or intentional misconduct by a Party, all of which shall have no restrictions or limits, the aggregate liability of one Party to the other for direct damages under this Agreement (including all Statements of Work) whether arising under contract, tort (including negligence), breach of statutory duty, contribution or otherwise for any and all claims shall not in any event exceed the higher of an amount equal to the fees paid to Wipro by Company under the applicable SOW giving rise to the claim during the eighteen (18) months prior to the date of claim or five million (CAD 5,000,000) dollars.

8.3

Provided such failure or delay was brought to the attention of Company’s Management (Director of IS or CIO or CTO) via notice (which must be given by way of an in-person or telephone conversation with a follow-up e-mail) and Company had a reasonable opportunity to rectify the failure but did not do so Wipro shall not be liable for any failure or delay by it to perform its obligations under this Agreement or any Statement of Work

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(including, but not limited to, any failure to achieve a Service Level) and the time by which such obligation shall be performed shall be automatically extended if that breach is caused by:

(i)	any failure or delay of Company or Company employees in the performance of its obligations pursuant to this Agreement or any Statement of Work that was brought to the attention of Company (following the above procedure);

(ii)	any negligent or unlawful act or omission of Company or Company employees;

(iii)	any breach of contract or negligent act or omission on the part of any third party contractor employed by Company;

(iv)	service or resource reductions requested or approved by Company through the Change Order procedure; or

(v)	a force majeure event.

9.	TERM AND TERMINATION

9.1	This Agreement shall remain effective from the Effective Date for three (3) years or until terminated as provided under this Agreement. This Agreement shall not auto-renew but the Parties may mutually agree in writing to renew it at any time.

9.2	Either Party may, without cause or for convenience, terminate any SOW and/or this Agreement upon written notice of one hundred and eighty (180) days to the other Party.

9.3	Either Party may terminate any SOW and/or the entire Agreement upon written notice to the other in the event that: (a) the other Party commits a material breach of the Agreement or Statement of Work (including non-payment of undisputed invoices by Company) and fails to cure such default to the non-defaulting Party’s reasonable satisfaction within thirty (30) days after receipt of notice; or (b) the other Party becomes insolvent or bankrupt, assigns all or a substantial part of its business or assets for the benefit of creditors, permits the appointment of a receiver for its business or assets, becomes subject to any legal proceeding relating to insolvency or the protection of creditors’ rights or otherwise ceases to conduct business in the normal course.

9.4	Each Party has the right to terminate this Agreement if there exists a series of three (3) or more material breaches of the same breach that are cured within the permissible periods, or non-material persistent breaches, of the Agreement that in the aggregate constitute a material breach and provided the non-breaching party has provided written notice of such non-material breaches, and the breaching party has not cured such breaches by the applicable cure period. Any termination right exercised under this Section 9.4 shall be exercised within three (3) months of the last breach triggering a termination right hereunder.

9.5	Except in the event of termination for cause, upon termination of the Agreement or an SOW hereunder, Company shall pay Wipro: (1) all undisputed fees as specified in the

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SOW and expenses up to the effective date of the termination, including work in progress, plus fees for the applicable notice period for Wipro’s services during such period; and (2) any termination charges agreed to in the applicable SOW. If this Agreement is terminated before all SOWs executed hereunder are terminated or completed, the terms of this Agreement shall remain in full force until the termination or completion of such Statements of Work.

9.6	Post Termination Obligations. Notwithstanding anything to the contrary contained in this Agreement, upon termination or expiration of this Agreement, Wipro must perform such activities as are agreed to by the Parties, and Wipro will be entitled to charge for such activities at the hourly rates described under this Agreement or such other rates as mutually agreed to by the Parties. Such activities may include those activities and tasks that are necessary to assist Company in transitioning Services to another vendor and/or back in-house. Wipro shall allow Company to share relevant necessary information about Wipro to a new vendor for the purpose of transitioning, subject to confidentiality obligations that are reasonably acceptable to Wipro. On Company’s instructions, Wipro shall promptly return or destroy all of Company’s materials, tools, hardware, software, Inputs, data (see Section 2.13) and Confidential Information, in Wipro’s possession.

10.	RELATIONSHIP OF PARTIES

10.1	It is understood and agreed that Wipro will provide Services under this Agreement as an independent contractor and that during the performance of Services under this Agreement, Wipro’s employees will not be considered employees of Company for any purpose whatsoever. Accordingly, Wipro shall be solely responsible for the compensation of such employees and all employment-related taxes, and work permits or visas. Further, nothing herein shall be construed to entitle either Party to be a representative, agent, partner or joint venturer of the other.

11.	PUBLICITY

11.1	Without prior written consent from Company Wipro shall not have the permission to use Company’s name and logo in identifying Company as a client of Wipro. Neither Party, without the express written consent of the other Party, may divulge the terms of the Agreement or make any public statement about the specifics of the Services performed hereunder.

12.	FORCE MAJEURE

12.1

If either Party is unable to perform any of its obligations under this Agreement because of circumstances beyond the reasonable control of the Party, such as an act of God, fire, casualty, flood, war, terrorist act, failure of public utilities, injunction or any act, assertion or requirement of any governmental authority, epidemic, or destruction of production facilities (a “Force Majeure Event”), the Party who has been so affected shall immediately give notice to the other Party and shall do everything reasonably practicable to resume performance, except that Company shall not be excused in any event from timely meeting its payment obligation for services already performed. Upon receipt of

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such notice, all obligations under this Agreement shall be immediately suspended for the period of such Force Majeure Event. If the period of nonperformance exceeds sixty (60) days from the receipt of notice of the Force Majeure Event, the Party whose ability to perform has not been so affected may give written notice to terminate this Agreement. This Section shall not excuse Wipro from implementing any disaster recovery plan or business continuity plan that has been agreed between the Parties. In the event of a force majeure termination, Company shall only be obligated to pay fifty percent (50%) of any termination fees owing under this Agreement (including any SOWs).

13.	DISPUTE RESOLUTION

13.1	All disputes arising out of or in connection with the Agreement shall be attempted to be settled through good-faith negotiation between senior management of both Parties, followed if necessary (and only if agreed by the Parties) by professionally-assisted mediation. Any mediator so designated must be acceptable to each Party. The mediation will be conducted as specified by the mediator and agreed upon by the Parties. The Parties agree to discuss their differences in good faith and to attempt, with the assistance of the mediator, to reach an amicable resolution of the dispute. The mediation will be treated as a settlement discussion and therefore will be confidential and may not be used in a later evidentiary proceeding. The mediator may not testify for either Party in any later proceeding relating to the dispute. No recording or transcript shall be made of the mediation proceedings. Each Party will bear its own costs in the mediation. The fees and expenses of the mediator will be shared equally by the Parties. In the event that negotiation or mediation does not result in a resolution of the dispute, the Parties may proceed to litigation as set forth below.

13.2	All disputes arising out of or in connection with the present Agreement shall be finally settled under the laws of Alberta, Canada and in the Courts of Calgary, Alberta, Canada. The parties hereby acknowledge and agree that the following provisions shall not apply to this Agreement and each party hereby waives any and all rights arising under these provisions: (i) the United Nations Convention on Contracts for the International Sales of Goods; (ii) the Commercial Code of California and like statutes of any other jurisdiction; and (iii) the Uniform Computer Information Transactions Act (“UCITA”) to the extent enacted in any state having jurisdiction over this Agreement.

13.3	The place of litigation will be Calgary, Alberta. The language of the litigation shall be English. TO THE EXTENT PERMISSIBLE UNDER CANADIAN LAW, THE PARTIES EACH AGREE TO WAIVE THEIR SEPARATE RIGHTS TO A TRIAL BY A JURY.

13.4	Nothing herein shall preclude either Party from seeking and obtaining from a court of competent jurisdiction appropriate equitable relief, including without limitation, a temporary restraining order or other injunctive relief, to prevent a breach of this Agreement relating to intellectual property, confidentiality, non-solicitation, or to otherwise maintain the status quo pending outcome of any litigation.

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14.	GENERAL

14.1	This Agreement shall be interpreted and construed in accordance with the laws of Province of Alberta, without regard to its conflicts of laws provisions.

14.2	The headings used in this Agreement are for the convenience of the Parties only and shall not be deemed a part of, or referenced in, construction of this Agreement.

14.3	The Agreement will be binding on the Parties hereto and their respective successors and assigns. Neither Party may assign the Agreement or SOWs without the prior written consent of the other. Any assignment by operation of law, order of any court, or pursuant to any plan of merger, consolidation or liquidation, will be deemed an assignment for which prior consent is required and any assignment made without any such consent will be void and of no effect as between the Parties.

14.4	A delay or omission by either Party to exercise any right or power under the Agreement will not be construed to be a waiver thereof. A waiver by either of the Parties of any of the covenants to be performed by the other or any breach thereof will not be construed to be a waiver of any succeeding breach thereof or of any other covenant in this Agreement.

14.5	The Agreement, including any Appendices, schedules, exhibits, or SOWs referred to therein and attached thereto, constitutes the entire agreement between the Parties with respect to the subject matter contained in the Agreement and supersedes all prior agreements, whether written or oral, with respect to such subject matter.

14.6	No amendment or change to the Agreement or any waiver or discharge or any rights or obligations under the Agreement will be valid unless in writing and signed by an authorized representative of the Party against which such amendment, change, waiver or discharge is sought to be enforced.

14.7	In the event that any provision of the Agreement conflicts with the law under which the Agreement is to be construed or if any such provision is held invalid by a competent authority, such provision will be deemed to be restated to reflect as nearly as possible the original intentions of the Parties in accordance with applicable law. The remainder of the Agreement will remain in full force and effect.

14.8	No person who is not a party to this Agreement shall have any rights to enforce any term of this Agreement.

14.9	Any provision of the Agreement that contemplates performance or observance subsequent to termination or expiration of the Agreement will survive termination or expiration of the Agreement and continue in full force and effect, including the following:

Non-Solicitation (Section 2.3)

Payment (Section 3)

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Confidentiality (Section 4)

Proprietary Rights (Section 5)

Warranties (Section 6.4)

Indemnification (Section 7)

Limitation of Liability (Section 8)

Dispute Resolution (Section 13)

General (Section 14)

14.10	All notices, requests, demands and determinations under the Agreement other than routine operational communications will be in writing through (i) hand delivery, (ii) express overnight courier with a reliable system for tracking delivery, or (iii) confirmed facsimile or electronic mail with a copy sent by another means specified herein, to the following:

If to Wipro:

Wipro Solutions Canada Limited

#100 Milner Building, 10040-104 Street,

Edmonton, Alberta, T5J 0Z2

Attention: Senior Contracts Specialist

With a copy to:

Wipro, LLC

2 Tower Center Blvd, Ste 2200

East Brunswick, NJ 08816

Attn: Head of Legal, Americas

A soft copy of any notice to Wipro shall also be sent by email to:

generalcounsel.office@wipro.com

If to Company:

SMART Technologies ULC

3636 Research Road NW

Calgary, AB T2L 1Y1

Attention: Director of IS

Attention: General Counsel, Legal

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A soft copy of any notice to Company shall also be sent by email to:

CorySpence@smarttech.com

ConradMoutan@smarttech.com

Legal@smarttech.com

14.11	The Agreement may be executed in several counterparts and via electronic signature, all of which taken together will constitute one single agreement between the Parties.

ACCEPTED AND AGREED BY THE FOLLOWING AUTHORIZED REPRESENTATIVES OF THE PARTIES AS OF THE EFFECTIVE DATE:

Wipro (Wipro Solutions Canada Limited):

Signature	/s/ Scott Roszell

Name	Scott Roszell

Title	Vice President Finance & Controller

Company (SMART Technologies ULC):

Signature	/s/ Neil Gaydon	DocuSigned by: A1E4F7449AC04F0

Name	Neil Gaydon

Title	President and CEO

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APPENDIX 1 – PRICING (“Pricing Appendix”)

Wherever resources/skills exist to deliver a project with the defined Wipro delivery (“Core/Flex”) team, on a time and materials basis, except as otherwise mentioned below, Wipro commits to a blended rate of 40 CAD per hour for any future mutually agreed projects. Wipro believes majority of projects communicated by SMART at the Effective Date can be delivered with the Core/Flex team, except as otherwise identified below. The blended rate of $40 CAD per hour presumes that SMART’s technology stack for the in-scope managed services Statement of Work effective as of March 31, 2015, would remain the same as the one existing as of the Effective Date.

The rate card below will be used for projects where the scope is not clearly defined or where Wipro cannot perform the project in fixed price/ Core flex model of 80/20 offshore-onsite ratio, either due to a specific SMART request or where the nature of the work demands a higher onsite ratio. Rate card pricing model below is also applicable if Wipro does not have a rolling visibility of a quarter, and is thereby constrained to ramp-up resources at higher costs due to lesser lead time.

In the event that a project outside of the understood scope and services is requested that requires specialized skills beyond the Wipro Core/Flex team, Wipro will notify SMART and SMART will have the option to augment with resources per the below Rate Card.

Process / Functional Area	Experience	Geo Location	Billing Rate (CAD)
Business Analyst	6 -8 Yrs	India	38
Business Analyst	6 -8 Yrs	India	40
Business Analyst	8 -10 Yrs	Canada	95
Business Analyst	6 - 8 Yrs	Canada	86
Project Manager	> 10 Yrs	India	45
Project Manager	> 10 Yrs	Canada	107
QA / Test Manager	6 - 8 Yrs	India	38
QA / Test Manager	6 -8 Yrs	Canada	87
QA / Test Resource	1 - 3 Yrs	India	26
QA / Test Resource	1 - 3 Yrs	India	26
QA / Test Resource	3 - 4 Yrs	Canada	79
QA / Test Resource	3 - 4 Yrs	Canada	78
Software Engineer I Developer – Junior	1 - 3 Yrs	India	26
Software Engineer I Developer – Junior	1 - 3 Yrs	India	26
Software Engineer I Developer – Junior	1 - 3 Yrs	India	26
Software Engineer I Developer – Junior	1 - 3 Yrs	India	26
Software Engineer I Developer – Junior	3 - 4 Yrs	Canada	79
Software Engineer I Developer – Junior	3 - 4 Yrs	Canada	79
Software Engineer I Developer – Junior	3 - 4 Yrs	Canada	79
Software Engineer I Developer – Junior	4 - 6 Yrs	Canada	77
Software Engineer I Developer – Senior	4 - 6 Yrs	India	31

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Software Engineer I Developer – Senior	4 -6 Yrs	India	32
Software Engineer I Developer – Senior	4 -6 Yrs	India	32
Software Engineer I Developer – Senior	4 -6 Yrs	Canada	79
Software Engineer I Developer – Senior	4 -6 Yrs	Canada	90
Software Engineer I Developer – Senior	4 -6 Yrs	Canada	87
Solution Architect	> 10 Yrs	India	49
Solution Architect	> 10 Yrs	Canada	114

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